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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Alaska Air Group Orders Eight New E175

Aircraft for Operation with Horizon Air

Farnborough, UK, 19 July 2022 – Alaska Air Group announced plans to grow its regional fleet with an order of eight new additional E175 jets and options for 13 more. The E175 aircraft will fly exclusively for Alaska Airlines under a Capacity Purchase Agreement (CPA) with Horizon Air. The value of the contract, including options, is USD $1.12 billion based on list price. Horizon’s new 76-seat aircraft from this order will be delivered in Alaska’s livery and three-class configuration over the next four years starting in Q2 2023.

Mark Neely, VP Americas, Embraer Commercial Aviation, said, “The E175 is the backbone of the US regional network, feeding airport hubs across the country as well as producing the connectivity all communities need to thrive, both economically and socially. While this market is currently under pressure, it is essential that carriers are able to provide these essential services to the entire United States. The Embraer E175, with 85% market share in its segment, is keeping the US on the move and in touch.”

“The E175 is an extremely efficient aircraft,” said Nat Pieper, senior vice president of fleet, finance and alliances for Alaska Airlines. “The jet is the perfect aircraft to serve Horizon’s regional network in the Pacific Northwest and beyond. Our guests will enjoy a consistent, three-class cabin experience as they travel from smaller communities to catch flights across Alaska’s larger hubs or on one of our many global airline partners.”

The Horizon Air 76-seat E175 jet features 12 seats in First Class, 12 in Premium Class and 52 in the Main Cabin. Onboard amenities include free entertainment featuring more than 1,000 movies and TV shows. Additionally, customers seated in First Class enjoy 110-volt power in every seat.

Transitioning to a single jet fleet

Earlier this year, Horizon Air announced it would move to a single fleet of all E175 jets. The carrier currently flies a mix of 31Bombardier Q400 turboprop aircraft and 30 E175s. It will take delivery of 9 E175s over the next year as part of a previous order that also includes 3 deliveries in 2025.With this order by 2026, if not sooner, Horizon will have a fleet of 50 E175s.

With bases in Washington, Oregon, Idaho and Alaska, Horizon serves more than 45 cities throughout the Pacific Northwest, California, the Midwest, and British Columbia and Alberta in Canada.

The Alaska Airlines’ E175 experience:

•	Seat pitch is 31 inches in the Main Cabin, 34 inches in Premium Class and between 36 and 38 inches in First Class.
•	All guests flying on the E175 will enjoy a window or aisle seat.
•	The regional jet is equipped with large overhead bins.
•	Maximum cruising altitude: 41,000 feet
•	Typical cruising speed: 494 mph

Embraer in North America

Embraer’s North America market share in the 70-90-seat segment is 86% since 2013, with 635 net orders (643 accounting for Alaska’s new orders). There are currently 601 E175s serving U.S. carriers in cities across Canada, the USA, Mexico, and Central America

Aircraft images:

https://news.alaskaair.com/wp-content/uploads/2022/03/170605_alaska_112-3.jpg

Follow us on Twitter: @Embraer @AlaskaAirNews

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

About Alaska Airlines

Alaska Airlines and its regional partners serve more than 120 destinations across the United States, Belize, Canada, Costa Rica and Mexico. We emphasize Next-Level Care for our guests, along with providing low fares, award-winning customer service and sustainability efforts. Alaska is a member of the oneworld global alliance. With the alliance and our additional airline partners, guests can travel to more than 1,000 destinations on more than 20 airlines while earning and redeeming miles on flights to locations around the world. Learn more about Alaska at news.alaskaair.com. Alaska Airlines and Horizon Air are subsidiaries of Alaska Air Group (NYSE: ALK).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations